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                                                                      EXHIBIT 12

                            THE TIMES MIRROR COMPANY

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                           (IN THOUSANDS OF DOLLARS)

                                                            YEAR ENDED DECEMBER 31
                                             -----------------------------------------------------
                                               1997       1996       1995        1994       1993
                                             --------   --------   ---------   --------   --------
Fixed charges
  Interest expense.........................  $ 53,509   $ 27,047   $  29,467   $ 69,322   $ 84,054
  Interest related to ESOP(a)..............                                       1,376      2,611
  Capitalized interest.....................                              485      1,142        391
  Portion of rents deemed to be interest...    18,114     19,636      22,180     20,418     21,007
  Amortization of debt expense.............     1,417        529         411        339        995
                                             --------   --------   ---------   --------   --------
          Total fixed charges..............  $ 73,040   $ 47,212   $  52,543   $ 92,597   $109,058
                                                                               ========   ========
Preferred stock dividend requirements......    54,153     85,578      74,581
                                             --------   --------   ---------
Fixed charges and preferred stock
  dividends................................  $127,193   $132,790   $ 127,124
                                             ========   ========   =========

Earnings (loss)
  Income (loss) from continuing operations
     before income taxes...................  $417,307   $403,989   $(455,013)  $257,899   $109,785
  Fixed charges, less capitalized interest
     and interest related to ESOP(a).......    73,040     47,212      52,058     90,079    106,056
  Amortization of capitalized interest.....     3,966      4,102       4,475      4,229      4,222
  Distributed income from less than 50%
     owned unconsolidated affiliates.......       305        191         352        292        281
  Equity loss (income) from less than 50%
     owned unconsolidated affiliates.......     9,488         14        (615)     1,158      1,067
                                             --------   --------   ---------   --------   --------
          Total earnings (loss)............  $504,106   $455,508   $(398,743)  $353,657   $221,411
                                             ========   ========   =========   ========   ========
Ratio of earnings to fixed charges.........      6.9x       9.6x         (b)       3.8x       2.0x
Ratio of earnings to fixed charges and
  preferred stock dividends................      4.0x       3.4x         (c)

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(a) The Company guaranteed repayment of debt of the Employee Stock Ownership
    Plan (ESOP) and, accordingly, included the related interest in fixed charges. This debt was repaid on December 15, 1994.

(b) Earnings are approximately $451 million lower than the amount needed to cover fixed charges in this year, as earnings in 1995 were impacted by approximately $768 million in restructuring charges.

(c) Earnings are approximately $526 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings were impacted by approximately $768 million in restructuring charges.

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